Exhibit 99.1

    ASAT Holdings Limited Announces Preliminary First Quarter Fiscal 2005
                              Financial Results

    HONG KONG and PLEASANTON, Calif., July 30 /PRNewswire-FirstCall/ --
ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test, today announced that revenue for its first quarter of fiscal 2005, ending July 31, 2004, is expected to be approximately $54 million, a decline of approximately 14 percent sequentially. This compares with the Company's original revenue guidance, given on May 25, 2004, of flat to four percent sequential growth above the $63 million reported for the fourth quarter of fiscal 2004.

    "We believe a combination of factors contributed to the sequential decline in first quarter revenue. These factors included, pricing and margin erosion created by accelerated capacity expansion at several companies within the SATS industry; an inventory correction by certain customers in the communications and consumer sectors; and a shortfall in fine geometry wafer receipts from certain foundries throughout the quarter," said Harry R. Rozakis, chief executive officer of ASAT Holdings Limited. "In addressing these dynamic market conditions, we have taken actions focused on reaching the Company's growth and profitability targets for the remainder of fiscal 2005. We continue to focus on loading our China factory as a key component of this strategy and are seeing good progress in this area."

    First Quarter Financial Results Conference Call

    ASAT Holdings Limited will discuss its final first quarter fiscal 2005 results in a conference call on August 26, 2004 at 9:00 a.m. EDT/6:00 a.m. PDT. To access the call, dial 973-582-2767. A live webcast of the call will also be available via the investor relations section of the Company's web site at www.asat.com. A replay of the call will be available until September 9, 2004. To access the replay, dial 973-341-3080. You will need to reference the passcode 4996466.

    ASAT Holdings Limited

    ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT's advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of services in North America. For more information visit www.asat.com.

    This news release contains "forward-looking statements" within the meaning federal securities laws including Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, and the remainder of the current fiscal year, involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company's products and services, and operational and technological risks. The risks, uncertainties and other factors include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those stated in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on July 9, 2004. The projections and forward-looking statements in this release reflect the current belief of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

       Contact:
       Jim Fanucchi
       Summit IR Group Inc.
       408-404-5400
       jim@summitirgroup.com

       Robert Gange, CFO
       ASAT Holdings Ltd.
       852-2439-8788
       bob_gange@asathk.com